Exhibit 99.1

AMENDMENT NO. 3 TO THE
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 3 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into this __ day of March, 2011, by and among Gammon Gold Inc., a corporation incorporated under Part 1A of the Companies Act (Quebec) (“Parent”), Capital Gold AcquireCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“MergerCo”), and Capital Gold Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, MergerCo and the Company wish to amend certain terms and provisions of that certain Agreement and Plan of Merger, dated October 1, 2010, and amended on October 29, 2010 and March 9, 2011 (as amended, the “Merger Agreement”), pursuant to which, among other things, MergerCo will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.

NOW THEREFORE, in consideration of the premises and mutual agreements and covenants set forth herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINED TERMS

Section 1.1                    Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

ARTICLE II
AMENDMENTS TO MERGER AGREEMENT

Section 2.1.                    Clause (ii) of Section 2.1(a) of the Merger Agreement and the definition of “Merger Consideration” set forth in such Section shall each be amended by deleting the number “$0.79” and replacing it with the number “$1.09. ”

ARTICLE III
MISCELLANEOUS

Section 3.1.                    References. All references in the Merger Agreement to “Agreement,” “herein,” “hereof,” or terms of like import referring to the Agreement or any portion thereof are hereby amended to refer to the Merger Agreement as amended by this Amendment.

Section 3.2.                    Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement (including all schedules and exhibits thereto) shall remain in full force and effect in all respects, and the parties hereby reaffirm and approve the Merger Agreement as amended by this Amendment.

Section 3.3.                    Entire Agreement. This Amendment, the Merger Agreement (including all schedules and exhibits thereto) embody the entire agreement and understanding of the parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.

Section 3.4.                    Choice of Law and Venue. This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State Of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, in the event any dispute arises out of this Amendment or any of the transactions contemplated by this Amendment, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Amendment or any of the transactions contemplated by this Amendment in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction is vested in the federal courts, any court of the United States located in the State of Delaware and (d) consents to service of process being made through the notice procedures set forth in Section 10.3 of the Merger Agreement. Without limiting other means of service of process permissible under applicable law, each of the Company, Parent and MergerCo hereby agrees that service of any process, summons, notice or document by U.S. or Canadian registered mail to the respective addresses set forth in Section 8.6 of the Merger Agreement shall be effective service of process for any suit or proceeding in connection with this Amendment or the transactions contemplated hereby.

Section 3.4.                    Jury Trial Waiver. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 3.5.                    Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 3.6.                    Counterparts. This Amendment may be executed and delivered (including by facsimile) in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be signed and delivered by their respective duly authorized officers as of the date first above written.

GAMMON GOLD INC.

By: /s/ René Marion
Name: René Marion
Title: Chief Executive Officer

CAPITAL GOLD ACQUIRECO

By: /s/ René Marion
Name: René Marion
Title: President

CAPITAL GOLD CORPORATION

By: /s/ Christopher M. Chipman
Name: Christopher M. Chipman
Title: Chief Financial Officer

Signature Page to Amendment No. 3